Exhibit 99.93

SolarBank Provides Update on Significant Progress Since IPO

●	$107 Million(1) in Awarded EPC Contracts

●	Honeywell as a major client with multiple projects completed or underway

●	Hydro-Québec Subsidiary (EVLO) Partners with SolarBank to supply Battery Energy Storage Systems (BESS) for Ontario IESO E-LT1 projects that SolarBank is constructing

●	Commenced operation as an Independent Power Producer

●	Enhanced its development pipeline of over one Gigawatt

Toronto, Ontario, November 23, 2023 — SolarBank Corporation (CSE: SUNN; OTC: SUUNF; FSE: GY2) (“SolarBank” or the “Company”) is pleased to provide an update on its significant progress since the completion of its initial public offering on March 1, 2023.

Major Highlights

●	US$41 million transaction with Honeywell International Inc. (“Honeywell”) whereby Honeywell acquired the SB-1, SB-2 and SB-3 Community Solar Projects and agreed to enter into an engineering, procurement, and construction (“EPC”) Contract with SolarBank for their construction. SolarBank also expects that it will retain an operations and maintenance contract for the projects following the completion of construction.

●	$36 million in EPC contracts awarded to SolarBank for the construction of three separate BESS projects in Ontario Canada. The projects are owned by Solar Flow-Through Funds, two First Nations communities, and a third party developer.

●	US$11.35 million EPC contract awarded to SolarBank for the 5.9 MW, DC, Community Solar Project in the Town of Manlius, Onondaga County, New York. The project is owned by Solar Advocate Development LLC.

●	$6.3 million of Pre-Construction Development Costs received from the Ontario Independent Electricity System Operator (“IESO).

Other Operational Highlights

●	March 2023: SolarBank reaches Commercial Operation on 389.7kW DC Solar Ground Mount System (US1) in Union Springs, NY.

●	March 2023: SolarBank reaches Commercial Operation on 297.9 kW DC Solar Ground Mount System (VC1) in Cazenovia, NY.

●	March 2023: SolarBank completes 3.5-Megawatt Community Solar Project in Portland, NY for Gosh Enterprises.

●	March 2023: SolarBank’s 7-Megawatt Community Solar Project in Richmond, N.Y. achieves Commercial Operation, second recent project sold to Gosh Enterprises.

●	March 2023: SolarBank reaches commercial operation on New York Solar Project for Honeywell. The system has an installed capacity of 683.55 kWdc, and is expected to generate over 753,000 kWh of clean, renewable energy in its first year of operation.

●	May 2023: SolarBank Commences Trading on OTCQX Best Market.

●	May 2023: SolarBank announces that commercial operation reached on a 195 kW DC behind-the-meter system for Honeywell in Syracuse, NY.

●	June 2023: SolarBank partners with U.S.-based Rural Energy Development LLC (RED Renewables), a provider of solar energy solutions to the commercial agricultural market. The Co-Development Agreement provides for SolarBank to develop and construct solar energy projects introduced by RED Renewables.

●	June 2023: SolarBank added to ‘CSE 25’ Index as One of the 25 Largest Companies on the CSE.

●	June 2023: SolarBank acquires a 67% interest in the US1 Project and VC1 Project in NY, each has municipal power purchase agreement and commences operating as an Independent Power Producer.

●	June 2023: Ontario IESO awards 60 MWh of BESS contracts in response to proposals submitted by SolarBank on behalf of investors.

●	July 2023: SolarBank makes strategic investment in Canadian solar project developer and operator by acquiring from existing limited partners an aggregate of 42,500 limited partnership units of the Solar Flow-Through 2016-I Limited Partnership, further enhances its IPP business.

●	July 2023: SolarBank receives positive interconnection results on 7 MW ground mount site (Hardie) in Upstate New York.

●	July 2023: SolarBank awards a contract to Polar Racking, to supply its CORE fixed tilt ground mount solar mounting solution, and ballasted foundations to the Manlius and Geddes projects that are being developed by the Company. The Manlius project is being developed by the Company for Solar Advocate Development LLC and, subject to receipt of financing, the Company intends to own and operate the Geddes project.

●	August 2023: SolarBank has awarded a contract to Hewitt Young Electric, LLC to provide electrical subcontracting work for the Geddes project that is being developed by the Company. The Geddes project which has a designed capacity of 4.1 MW, DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets.

●	September 2023: SolarBank executes a lease agreement on a proposed 7MW ground mount solar project site in Upstate New York and 16.817 MW ground mount solar project site in Alberta.

●	September 2023: SolarBank completes mechanical construction of US$11.35 million Community Solar Project in the Town of Manlius, Onondaga County, New York. The 6.2 MW, DC Project was constructed for Solar Advocate Development LLC under the terms of an EPC agreement.

●	September 2023: SolarBank commences major construction on the Geddes project that is being developed by the Company in Geddes, New York. This will be the largest project to date to be owned by SolarBank and once operational is expected to provide green energy for over 500 homes. Current activities include civil work and the commencement of the racking and module installation. Subject to receipt of financing, the Company intends to own and operate the Geddes project.

●	October 2023: Hydro-Québec Subsidiary (EVLO) Partners with SolarBank to Supply Battery Storage Systems for recently announced Ontario IESO E-Lt1 projects. SolarBank has selected EVLO Energy Storage Inc. (“EVLO”) to supply EVLOFLEX battery energy storage systems for three separate BESS projects in Ontario. EVLO is a fully integrated battery energy storage system provider and wholly owned subsidiary of Hydro-Québec. EVLO will supply each of the Project sites with a 5 MW / 20MWh EVLOFLEX system.

●	November 2023: SolarBank expands its independent power producer portfolio with the acquisition of control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW. The projects have been in operations since 2017 and the projects have favorable feed in tariff rates until 2036.

Management Commentary

Dr. Richard Lu, CEO of SolarBank commented: “I am incredibly proud of our team and the corporate-wide achievements over the seven months from the completion of the IPO. The Company has excelled in every area of its core business, including, site origination, interconnection, permitting, engineering, procurement, construction and operation & maintenance. With our footprint widening in Canada and the U.S., I anticipate our growth trends to continue and greatly look forward to delivering success for the balance of 2023 and beyond.”

There are several risks associated with the development of the projects detailed in this press release. The development of any project is subject to the continued availability of third-party financing arrangements for the project owners and the risks associated with the construction of a solar power project. There is no certainty the projects disclosed in this press release will be completed on schedule or that they will operate in accordance with their design capacity. If the EPC agreements are terminated then SolarBank will not realize the full contract value. As disclosed in the Company’s financial statements, the Manlius project is being challenged by neighboring residents to the site. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

(1) In calculating the total contract value SolarBank has converted United States dollars to Canadian dollars at an exchange rate of 1.37.

Investor Relations Contract

The Company also announces that it has entered into an agreement with Creative Direct Marketing Group, Inc. (“CDMG”) to provide public relations services in an effort to increase public awareness of the Company and its services and securities. Certain services to be provided by CDMG are anticipated to include ‘investor relations activities’ under the policies of the Canadian Securities Exchange and applicable securities laws.

The agreement is for a two year term commencing November 22, 2023 with the Company having the right to terminate upon 60 days written notice. The Company has budgeted up to US$2,500,000 for the marketing services of CDMG, which include facilitating the creation and distribution of marketing materials (including print, digital and video), landing pages, direct mail campaigns, on-line banner and native ads, and social media investor marketing.

CDMG is a Tennessee-based full-service, direct response advertising and digital marketing agency that has been operating for more than 40 years. No stock options are being granted to CDMG under the terms of its engagement. To the best of the Company’s knowledge, CDMG does not hold, directly or indirectly, any securities of the Company or have any right to acquire any such securities.

The contact information for CDMG is Creative Direct Marketing Group, Inc., 1313 4th Avenue North Nashville, TN 37208; Phone: 615-814-6633; Email: moppenheimer@cdmginc.com. CDMG and its principals are arm’s length to the Company.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the reduction of carbon emissions; the receipt of incentives for the projects; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.